DELIVERY INVOICE

Company: St Paul Fire and Marine Insurance Company

I	Direxion Funds	Policy Inception/Effective Date: 12/03/09
N	33 Whitehall St, 10th Floor	Agency Number: 4505115
S	New York NY 10004
U
R		Transaction Type:
E		Endorsement #002
D		Transaction number: 003
Processing date: 12/11/2009
Policy Number: EC03800787

A	Robin Jones
G	USI Insurance Services
E	2755 Hartland Rd
N	Falls Church, VA 22043
T

Policy			Surtax/
Number	Description	Amount	Surcharge

EC03800787	Investment Company Blanket Bond	N/A
Add Named Funds per the attached Amended ICB010

40724 Ed.12-90 Printed in U.S.A.	INSURED COPY	Page 1

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
A.	1	Rafferty Asset Management, LLC

B.		Direxion Funds
1	Monthly S&P 500 Bull 2x Fund

2	Monthly S&P 500 Bear 2x Fund

3	Monthly NASDAQ-100 Bull 2x Fund

4	Monthly NASDAQ-100 Bear 2x Fund

5	Monthly Small Cap Bull 2x Fund

6	Monthly Small Cap Bear 2x Fund

7	Monthly Dollar Bull 2x Fund

8	Monthly Dollar Bear 2x Fund

9	Monthly China Bull 2x Fund

10	Monthly Emerging Markets Bull 2x Fund

11	Monthly Emerging Markets Bear 2x Fund

12	Monthly Developed Markets Bull 2x Fund

13	Monthly Developed Market Bear 2x Fund
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
14	Monthly Latin America Bull 2x Fund

15	Monthly Commodity Bull 2x Fund

16	Commodity Trends Strategy Fund

17	Monthly 10 Year Note Bull 2x Fund

18	Monthly 10 Year Note Bear 2x Fund

19	Dynamic High Yield Bond Fund

20	High Yield Bear Fund

21	US Government Money Market

22	Evolution Market Leaders Fund

23	Evolution Alternative Investment Fund

24	Evolution Managed Bond Fund

25	Evolution All-Cap Equity Fund

26	Spectrum Equity Opportunity Fund

27	Spectrum Global Perspective Fund

28	Spectrum Select Alternative
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
29	PSI Core Strength Fund

30	PSI Macro Trends Fund

31	PSI Total Return Fund

32	HCM Freedom Fund

33	Direxion / Wilshire Dynamic Fund

34	Financial Trends Strategy Fund

35	Financial Trends Strategy Fund — Institutional Class

36	Commodity Trends Strategy Fund — institutional Class
C.	Direxion Insurance Trust
1	Evolution VP Managed Bond Fund

2	Evolution VP All-Cap Equity

3	Dynamic VP HY Bond
D.	Direxion Shares ETF Trust
1	Daily Large Cap Bull 3X Shares

2	Daily Large Cap Bear 3X Shares
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
3	Daily Small Cap Bull 3x Shares

4	Daily Small Cap Bear 3x Shares

5	Daily Energy Bull 3x Shares

6	Daily Energy Bear 3x Shares

7	Daily Financial Bull 3x Shares

8	Daily Financial Bear 3x Shares

9	Daily Developed Markets Bull 3x Shares

10	Daily Developed Markets Bear 3x Shares

11	Daily Emerging Markets Bull 3x Shares

12	Daily Emerging Markets Bear 3x Shares

13	Daily Technology 100 Bull 3x Shares

14	Daily Technology 100 Bear 3x Shares

15	Daily Mid Cap Bull 3x Shares
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
16	Daily Mid Cap Bear 3x Shares

17	Daily 10-Year Treasury Bull 3x Shares

18	Daily 10-Year Treasury Bear 3x Shares

19	Daily 30-Year Treasury Bull 3x Shares

20	Daily 30-Year Treasury Bear 3x Shares

21	Daily Real Estate Bull 3X Shares

22	Daily Real Estate Bear 3X Shares

23	Direxion Daily China Bull 3X Shares

24	Direxion Daily China Bear 3X Shares

25	Direxion Daily Latin America Bull 3X Shares

26	Direxion Daily Latin America Bear 3X Shares
E.	Cayman Entities
1	RAM Price Fund

2	CTS Fund Cayman
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
EC03800787	12/11/09	12/03/09

*	ISSUED TO
Direxion Funds

Named Insured Endorsement
It is agreed that:
1.	From and after the time this rider becomes effective the Insured under the attached bond are:
Recently Closed Direxion Funds

1	Evolution Large Cap Fund

2	S&P 500 Bear lx Fund

3	Total Market Bull 2.5x Fund

4	NASDAQ-100 Bull 1.25x Fund

5	Japan Bull 2x Fund

6	Mid Cap Bull 2.5x Fund

7	DOW 30 1.25x Fund

8	China Bear 2x Fund

9	India Bull 2x Fund

10	Latin America Bear 2x Fund

11	PSI Calendar Effects Funds
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By	/s/ Kay Senator
Authorized Representative

INSURED

ICB010 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Page 1 of